Exhibit 4.1

CERTIFICATE OF DESIGNATION, PREFERENCES AND RIGHTS OF
SERIES A CONVERTIBLE PREFERRED STOCK

The undersigned, the Chief Executive Officer of WaterPure International Inc.., a Florida corporation (the "Company"), in accordance with the provisions of the Florida Business Corporation Act (the "Florida Law"), does hereby certify that, pursuant to the authority conferred upon the Board of Directors by the Articles of Incorporation of the Company, as amended, and pursuant to Section 607.0602 and following Sections of the Florida Law, the following resolution creating a series of Convertible Preferred Stock, was duly adopted on October 21, 2009:

RESOLVED, that pursuant to the authority expressly granted to and vested in the Board of Directors of the Company by provisions of the Articles of Incorporation of the Company, as amended (the "Articles of Incorporation"), there hereby is created out of the shares of Preferred Stock, $.001 par value, of the Company authorized in the Articles of Amendment of the Articles of Incorporation, filed with the Secretary of State of the State of Florida on March 19, 2009 (the "Preferred Stock,"), a series of Preferred Stock of the Company, to be named "Series A Convertible Preferred Stock," consisting of One Hundred (100) shares, which series shall have the following designations, powers, preferences and relative and other special rights and the following qualifications, limitations and restrictions:

1.           Designation; Number of Shares. The designation of said series of Preferred Stock shall be Series A Convertible Preferred Stock (the "Series A Preferred Stock").  The number of shares of Series A Preferred Stock shall be 100.  The shares of Series A Preferred Stock shall be issued as full shares and shall have a par value of $.001 per share.  The Series A Preferred Stock shall rank (i) prior to the common stock, $.0001 par value (the "Common Stock"), and to all other classes and series of equity securities of the Company which by their terms do not rank senior to the Series A Preferred Stock ("Junior Stock") and (ii) junior to any class or series of equity securities which by its terms shall rank senior to the Series A Preferred Stock.  The Series A Preferred Stock shall be subordinate to and rank junior to all indebtedness of the Company now or hereafter outstanding.

2.   Dividends. The holders of record of shares of Series A Preferred Stock (each a "Holder" and collectively, the "Holders") shall be entitled to receive, out of any assets at the time legally available therefor, dividends at the rate of six percent (6%) of the Stated Value (as defined below) per share per annum (the "Dividend Payment"), payable semi-annually (June 30 and December 31) at the option of the Holder in cash or in shares of Common Stock.  In the case of shares of Series A Preferred Stock outstanding for less than a semi-annual period, dividends shall be pro rated based on the portion of each semi-annual period during which such shares of Series A Preferred Stock are outstanding. Dividends on the Series A Preferred Stock shall be cumulative if funds are not legally available for payment on a semi-annual basis, and shall accrue and be payable at the end of the next semi-annual period during which the Company does have funds legally available for such payment.  In the event the Holder determines to accept the Dividend Payment in shares of Common Stock, such shares of Common Stock shall be issued at the Conversion Price (as defined below).  For purposes hereof, the term “Stated Value” shall mean $2,500.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, stock distribution or combination, subdivision, reclassification or other corporate actions having similar effect with respect to the Series A Preferred Stock.

3.           Royalty Payment. The Holders shall be entitled to receive a royalty payment of $.16 per share (the “Royalty Payment”) for each atmospheric water generator sold by the Company.  Royalty Payments will be due to the Holders on the 15th and last day of each month for all sales made in the prior semi-monthly period.

4.           Optional Conversion. Subject to paragraph (h) hereof, each share of Series A Preferred Stock may be converted at any time, at the option of the Holder thereof, into the number of fully-paid and no assessable shares of Common Stock obtained by dividing the Stated Value by the Conversion Price then in effect.

(a)           The initial conversion price, subject to adjustment as provided herein, is equal to $0.01 (the “Conversion Price”).  The Conversion Price in effect is subject to adjustment as hereinafter provided.

(b)           No fractional shares of Common Stock shall be issued upon conversion of the Series A Preferred Stock, and in lieu thereof the number of shares of Common Stock to be issued for each share of Series A Preferred Stock converted shall be rounded down to the nearest whole number of shares of Common Stock.  Such number of whole shares of Common Stock to be issued upon the conversion of one share of Series A Preferred Stock shall be multiplied by the number of shares of Series A Preferred Stock submitted for conversion pursuant to the Notice of Conversion (defined below) to determine the total number of shares of Common Stock to be issued in connection with any one particular conversion.

(c)           In order to exercise the conversion privilege, the Holder of any shares of Series A Preferred Stock to be converted shall surrender his or its certificate or certificates therefore to the principal office of the transfer agent for the Series A Preferred Stock (or if no transfer agent be at the time appointed, then the Company at its principal office), and shall complete, execute and deliver to the Company the conversion certificate attached hereto as Exhibit A (the “Notice of Conversion”).  Such Notice of Conversion shall also state the name or names (with address) in which the certificate or certificates for shares of Common Stock which shall be issuable on such conversion shall be issued, subject to any restrictions on transfer relating to shares of the Series A Preferred Stock or shares of Common Stock upon conversion thereof.  If so required by the Company, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Company, duly authorized in writing.  The date of receipt by the transfer agent (or by the Company if the Company serves as its own transfer agent) of the certificates and notice shall be the conversion date.  As soon as practicable after receipt of such notice and the surrender of the certificate or certificates for Series A Preferred Stock as aforesaid, the Company shall cause to be issued and delivered at such office to such Holder, or on his or its written order, (i) a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, (ii) cash or a certificate or certificates for the number of full additional shares of Common Stock issuable on such conversion, in either case, in respect of any dividends that have accrued through the date of conversion with respect to such Series A Preferred Stock, as provided in Section 2 hereof; (iii) cash in respect of any Royalty Payments that have accrued through the date of conversion with respect to such Series A Preferred Stock, as provided in Section 3 hereof; and (iv) if less than all shares of Series A Preferred Stock represented by the certificate or certificates so surrendered are being converted, a residual certificate or certificates representing the shares of Series A Preferred Stock not converted.

(d)           [Reserved]

(e)           The Company shall at all times when the Series A Preferred Stock shall be outstanding reserve and keep available out of its authorized but unissued stock, for the purposes of effecting the conversion of the Series A Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series A Preferred Stock.  Before taking any action that would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Series A Preferred Stock, the Company will take any corporate action that may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully-paid and nonassessable shares of such Common Stock at such adjusted conversion price.

(f)           Upon any such conversion, all accrued and unpaid dividends on the Series A Preferred Stock surrendered for conversion, through and including the conversion date, shall, at the option of the Company, be paid (i) in cash or (ii) in additional shares of Common Stock.  In the event the Company elects to pay such accrued and unpaid dividends in additional shares of Common Stock, the number of shares of Common Stock to be issued in payment of the dividend with respect to each outstanding share of Common Stock shall be determined by dividing the amount of the dividend that would have been payable had such dividend been paid in cash by an amount equal to the Conversion Price.

(g)           All shares of Series A Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares, including the rights, if any, to receive notices and to vote, shall forthwith cease and terminate except only for the right of the Holder thereof to receive shares of Common Stock in exchange therefor, payment of any accrued and unpaid dividends thereon (whether in cash or in additional shares of Common Stock).  Any shares of Series A Preferred Stock so converted shall be retired and canceled and shall not be reissued, and the Company may from time to time take such appropriate action as may be necessary to reduce the authorized Series A Preferred Stock accordingly.

(h)           Notwithstanding anything to the contrary set forth herein, the Series A Preferred Stock held by a particular Holder shall not convert if, upon giving effect to such conversion, the aggregate number of shares of Common Stock beneficially owned by that Holder and its affiliates exceed 4.9% of the outstanding shares of the Common Stock following such conversion.

5.           Adjustments to Conversion Price. The Conversion Price and number of shares of Common Stock to be issued upon conversion shall be subject to adjustment from time to time upon the happening of certain events while this conversion right remains outstanding, as follows:

(a)           Reclassification, etc.  If the Company at any time shall, by reclassification or otherwise, change the Common Stock into the same or a different number of securities of any class or classes, the Series A Preferred Stock shall thereafter be deemed to evidence the right to purchase an adjusted number of such securities and kind of securities as would have been issuable as the result of such change with respect to the Common Stock (i) immediately prior to or (ii) immediately after such reclassification or other change at the sole election of the Holder.

(b)           Stock Splits, Combinations and Dividends.  If the shares of Common Stock are subdivided or combined into a greater or smaller number of shares of Common Stock, or if a dividend is paid on the Common Stock or any preferred stock issued by the Company in shares of Common Stock, the Conversion Price shall be proportionately reduced in case of subdivision of shares or stock dividend or proportionately increased in the case of combination of shares, in each such case by the ratio which the total number of shares of Common Stock outstanding immediately after such event bears to the total number of shares of Common Stock outstanding immediately prior to such event.

6.           Liquidation Rights.  In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, Holders of Series A Preferred Stock shall be entitled to receive an amount equal to the Stated Value of the shares of Series A Preferred Stock, plus any accrued and unpaid dividends. After the full preferential liquidation amount has been paid to, or determined and set apart for the Series A Preferred Stock and all other series of preferred stock hereafter authorized and issued, if any, the remaining assets of the Company available for distribution to shareholders shall be distributed ratably to the holders of the Common Stock. In the event the assets of the Company available for distribution to its shareholders are insufficient to pay the full preferential liquidation amount per share required to be paid to the holders of Company’s Series A Preferred Stock, the entire amount of assets of the Company available for distribution to shareholders shall be paid up to their respective full liquidation amounts first to the Holders of Series A Preferred Stock, then to any other series of preferred stock hereafter authorized and issued, all of which amounts shall be distributed ratably among holders of each such series of preferred stock, and the Common Stock shall receive nothing. A reorganization or any other consolidation or merger of the Company with or into any other corporation, or any other sale of all or substantially all of the assets of the Company, shall not be deemed to be a liquidation, dissolution or winding up of the Company within the meaning of this Section 6, and the Series A Preferred Stock shall be entitled only to: (i) the rights provided in any agreement or plan governing the reorganization or other consolidation, merger or sale of assets transaction; (ii) the rights contained in the Florida Business Corporation Act; and (iii) the rights contained in other Sections hereof.

7.           Voting Rights. Except as otherwise expressly provided or required by law, the Series A Preferred Stock shall have no voting rights. The affirmative vote of the Holders of a majority of the issued and outstanding shares of the Series A Preferred Stock voting as a separate class, shall be required to change the powers, preferences or special rights of the shares of the Series A Preferred Stock in relation to the shares of Common Stock.

8.           Lost or Stolen Certificates.  Upon receipt by the Company of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of any certificates representing the shares of Series A Preferred Stock, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company and, in the case of mutilation, upon surrender and cancellation of the certificate(s), the Company shall execute and deliver new preferred stock certificate(s) of like tenor and date.

9.           Status of Converted Stock. In case any shares of Series A Preferred Stock shall be converted pursuant to Section 4 hereof, or otherwise repurchased or reacquired, the shares so redeemed, converted or reacquired shall resume the status of authorized but unissued shares of Preferred Stock and shall no longer be designated as Series A Preferred Stock.

IN WITNESS WHEREOF, the Company has caused this Certificate of Designation of Series A Preferred Stock to be duly executed by its Chief Executive Officer this 21st day of October, 2009, who, by signing their names hereto, acknowledge that this Certificate of Designation is the act of the Company and state to the best of his knowledge, information and belief, under the penalties of perjury, that the above matters and facts are true in all material respects.

WATERPURE INTERNATIONAL INC.

By:	/s/ Paul S. Lipschutz
Paul S. Lipschutz Chief Executive Officer

EXHIBIT A

CONVERSION CERTIFICATE
WATERPURE INTERNATIONAL INC.
Series A Convertible Preferred Stock

The undersigned holder (the “Holder”) is surrendering to WaterPure International Inc., a Florida corporation (the “Company”), one or more certificates representing shares of Series A Convertible Preferred Stock of the Company (the “Preferred Stock”) in connection with the conversion of all or a portion of the Preferred Stock into shares of Common Stock, $0.0001 par value per share, of the Company (the “Common Stock”) as set forth below.

1.           The Holder understands that the Preferred Stock was issued by the Company pursuant to the exemption for registration under the United States Securities Act of 1933, as amended (the “Securities Act”), provided by Regulation D promulgated thereunder.

2.         The Holder represents and warrants that all offers and sales of the Common Stock issued to the Holder upon such conversion of the Preferred Stock shall be made (a) pursuant to an effective registration statement under the Securities Act, (in which case the Holder represents that a prospectus has been delivered) (b) in compliance with Rule 144, or (c) pursuant to some other exemption from registration.

Number of Shares of Preferred Stock being Converted:_____________________________

Applicable Conversion Rate:_________________________________________________

Number of Shares of Common Stock To be issued:________________________________

Conversion Date:_________________________________________________________

Delivery instructions for certificates of Common Stock and for new certificates representing any remaining shares of Preferred Stock:

Name of Holder - Printed

Signature of Holder